# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CI&T INC, CIK 0001868995
CUSIP: G21307106
Title of class of securities: Class A Common Shares, $0.00005 par value per share
Address of issuer's principal executive offices: Estrada Guiseppina Vianelli De Napoli, 1455 - C, Globaltech 13.100-000, Brazil Campinas, Brazil (D5), 13086-530
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-24-000393
Filed by CIK 0001568280

## Reporting persons
- BW Gestao de Investimentos Ltda.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,452,677; sole dispositive power 0; shared dispositive power 2,452,677; aggregate amount beneficially owned 2,452,677 (10.3% of the class)
- Brasil Warrant Administracao de Bens e Empresas S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,452,677; sole dispositive power 0; shared dispositive power 2,452,677; aggregate amount beneficially owned 2,452,677 (10.3% of the class)
- Lepton Fund Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,010,665; sole dispositive power 0; shared dispositive power 2,010,665; aggregate amount beneficially owned 2,010,665 (8.4% of the class)
- Unicorp International Finance Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,452,677; sole dispositive power 0; shared dispositive power 2,452,677; aggregate amount beneficially owned 2,452,677 (10.3% of the class)
- Santana Investimentos Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,452,677; sole dispositive power 0; shared dispositive power 2,452,677; aggregate amount beneficially owned 2,452,677 (10.3% of the class)

## Item 1. Issuer
Name of issuer: CI&T INC
Address of issuer's principal executive offices: Estrada Guiseppina Vianelli De Napoli, 1455 - C, Globaltech 13.100-000 - Brazil Campinas-State of Sao Paulo

## Item 2. Person Filing
Name of person filing:
BW Gestao de Investimentos Ltda.

Brasil Warrant Administracao de Bens e Empresas S.A.

Lepton Fund Ltd.

Unicorp International Finance Corporation

Santana Investimentos Ltd.
Address of principal business office or, if none, residence: Av. Brigadeiro Faria Lima, 4440 15th Floor, Sao Paulo, SP, 04538-132.
Citizenship: Please refer to Item 4 on each cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by this Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Lepton Fund Ltd., through its Class I Interests, is the record holder of 2,010,665 Class A Common Shares (the "Shares") of CI&T Inc. (the "Issuer"). BW Gestao de Investimentos Ltda., pursuant to its appointment by the Board of Directors of Lepton Fund Ltd., is the investment adviser to Lepton Fund Ltd. and accordingly is the only entity with discretionary power to direct the voting and disposition of the Shares held by Lepton Fund Ltd. BW Gestao de Investimentos Ltda. is also the investment adviser to Mantiqueira Overseas Fund Ltd., which is the record holder of 442,012 Shares. Brasil Warrant Administracao de Bens e Empresas S.A. is the controlling shareholder of BW Gestao de Investimentos Ltda. Unicorp International Finance Corporation holds all management shares of Lepton Fund Ltd. and Mantiqueira Overseas Fund Ltd. and, therefore, may be deemed to have the powers to appoint the investment adviser of Lepton Fund Ltd. and Mantiqueira Overseas Fund Ltd. Additionally, Santana Investimentos Ltd. is the controlling shareholder of Unicorp International Finance Corporation.

The power to direct the voting and disposition of the Shares that BW Gestao de Investimentos Ltda., as investment adviser to Lepton Fund Ltd., possesses is exercised on behalf of Lepton Fund Ltd. and its Class I Interests.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BW Gestao de Investimentos Ltda.: /s/ Marcia Maria Freitas de Aguiar, Marcia Maria Freitas de Aguiar / Executive Officer (11/10/2025)
- BW Gestao de Investimentos Ltda.: /s/ Pedro Frade de Andrade, Pedro Frade de Andrade / Officer (11/10/2025)
- Brasil Warrant Administracao de Bens e Empresas S.A.: /s/ Marcia Maria Freitas de Aguiar, Marcia Maria Freitas de Aguiar / Executive Officer (11/10/2025)
- Brasil Warrant Administracao de Bens e Empresas S.A.: /s/ Melissa Mina Imai, Melissa Mina Imai / Attorney-in-fact (11/10/2025)
- Lepton Fund Ltd.: /s/ Marcia Maria Freitas de Aguiar, Marcia Maria Freitas de Aguiar / Director (11/10/2025)
- Lepton Fund Ltd.: /s/ Pedro Frade de Andrade, Pedro Frade de Andrade / Director (11/10/2025)
- Unicorp International Finance Corporation: /s/ Marcia Maria Freitas de Aguiar, Marcia Maria Freitas de Aguiar / Director (11/10/2025)
- Unicorp International Finance Corporation: /s/ Melissa Mina Imai, Melissa Mina Imai / Director (11/10/2025)
- Santana Investimentos Ltd.: /s/ Marcia Maria Freitas de Aguiar, Marcia Maria Freitas de Aguiar / Director (11/10/2025)
- Santana Investimentos Ltd.: /s/ Melissa Mina Imai, Melissa Mina Imai / Director (11/10/2025)